SICHENZIA ROSS FRIEDMAN FERENCE LLP
                                ATTORNEYS AT LAW



                                                                  March 28, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:        John Reynolds, Assistant Director,
                  Office of Emerging Growth Companies
                  Pamela Howell, Attorney


         Re:      Spongetech Delivery Systems, Inc.
                  Form SB-2, Amendment 7 filed March 8, 2006
                  File No. 333-123015

Ladies and Gentlemen:

      The following responses address the comments of the reviewing Staff of the Commission (the "Staff") as set forth in its letter dated March 27, 2006 relating to the Registration Statement on Form SB-2 (the "Registration Statement") of Spongetech Delivery Systems, Inc. ("Spongetech" or the "Company"). On behalf of the Company, we respond as follows:

Questions and Answers About the Rescission Offer, page 3

1. We reissue prior comment four from our letter dated March 1, 2006. Disclose, if true, that at the time of the offering in March through May 2002 there was no written agreement between Nexgen and Spongetech.

      Response:

      We have disclosed that at the time of the offering in March through May 2002, there was no written agreement between the Company and Nexgen. See pages 3 and 34 of the Registration Statement

2. Please add back the sentence that under Federal securities law a person's right of rescission may survive the rescission offer on page 4 arid in risk factor two.

      Response:

      We have revised the Registration Statement in accordance with your comment. See pages 4 and 7 of the Registration Statement.

3. We note the advance of funds by officers, directors and affiliated persons. Clarify whether this was a loan or contribution to capital. If it was a loan, disclose the due date and whether ant interest will be earned. Name the individuals providing the funding, disclose the date the funds were provided and state the amount advanced.

      Response:

      The funds for the rescission offer are a loan from Robert Rubin. The Rubin Family Trust owns 21.7% of our outstanding common stock. The loan bears no interest and is payable on demand. An aggregate of $4,500 was advanced to the Company on February 20, 2006 of which $3,000 was deposited into a separate segregated account for funding the rescission offering with the remainder to the Company for working capital purposes.

4.    Dilution, page 13

      We reissue prior comment 11 from our letter dated March 1, 2006 Please revise the increase per share attributable to this offering for each level of proceeds. The current amounts are incorrect. If the net tangible book value per share before the offering is ($.003) per share and the net tangible book value per share after the offering is $.007, then it would appear the increase attributable to new investors is $.010, rather than $.004.

      Response:

      We have revised the Registration Statement in accordance with your comment. See page 13 of the Registration Statement.


5.    Form of Notice of Election

      We reissue prior comment 16 from our letter dated March 1, 2006. There do not appear to be any spaces to accept or reject the rescission offer. Please revise.

      Response:

      We have revised the Registration Statement in accordance with your comment. See page A-1 of the Registration Statement.


      Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

                                                  Sincerely,

                                                  /s/ Richard Friedman

                                                  Richard Friedman





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